UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On January 29, 2013, China Information Technology, Inc. (the “Company”) received a notice letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that, for the 30 consecutive business days between December 12, 2012 and January 25, 2013, the closing bid price for the Company’s ordinary shares was below the minimum $1.00 per share as required for continued inclusion on The NASDAQ Global Market under the NASDAQ Listing Rule 5450(a)(1). The notification letter states that the Company will be afforded 180 calendar days, or until July 29, 2013, to regain compliance with the minimum bid price requirement. In order to regain compliance, ordinary shares of the Company must maintain a minimum closing bid price of at least $1.00 per share for a minimum of ten consecutive business days. The Company intends to actively monitor the bid price for its ordinary shares, and will consider all available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2013	CHINA INFORMATION TECHNOLOGY, INC.

	By:	/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer